Exhibit 21.1
Significant Subsidiaries of Coupang, Inc.

Subsidiary	Jurisdiction
Coupang USA, Inc.	Delaware, USA
Coupang Global, LLC	Delaware, USA
Coupang Corp.	Korea
Coupang Pay Corp.	Korea
Coupang Fulfillment Services, Ltd.	Korea